Marriott Vacations Worldwide Corporation

September 30, 2011

VIA EDGAR AND HAND DELIVERY

Ms. Sonia Gupta Barros

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Marriott Vacations Worldwide Corporation
Amendment No. 1 to Registration Statement on Form 10-12B
Filed September 9, 2011
File No. 001-35219

Dear Ms. Barros:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 22, 2011, regarding Amendment No. 1 to the Registration Statement on Form 10-12B (the “Form 10”) of Marriott Vacations Worldwide Corporation (the “Company,” “Marriott Vacations Worldwide,” “we” or “us”), filed on September 9, 2011. The Company has filed Amendment No. 2 to the Form 10 (“Amendment No. 2”) today by electronic submission. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10.

General

1.	We note your response to comments 3, 7 and 8 in our letter dated July 26, 2011. Our review of the supplemental materials is still in progress.

Response:

We will respond to any comments you have after completion of your review.

2.	We note your response to comment 4 in our letter dated July 26, 2011 and will continue to monitor for such opinions.

Ms. Sonia Gupta Barros

September 30, 2011

Response:

We have attached a form of the solvency and capitalization opinion from Duff & Phelps, LLC as Annex A to Amendment No. 2. We are supplementally providing you with a form of the tax opinion under separate cover dated as of the date hereof.

Unaudited Pro Forma Condensed Combined Financial Statements, page 53

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 58

Adjustment (G), page 58

3.	Please tell us why you believe it is appropriate to adjust for the funding of working capital needs as of and immediately after distribution and how this adjustment is directly complies with the requirements of Article 11 of Regulation S-X. If you continue to believe that the adjustment is appropriate, please disclose how you calculated the amount of the adjustments.

Response:

We no longer believe that the pro forma adjustment is appropriate, and we have removed it from our Unaudited Pro Forma Condensed Combined Financial Statements.

Adjustment (L), page 59

4.	Please tell us how your adjustment (L) complies with the requirements of Article 11 of Regulation S-X. Specifically, please tell us how this adjustment is directly attributable to the spin-off.

Response:

We have revised the presentation of the Notes to our Unaudited Pro Forma Condensed Combined Financial Statements to remove adjustment (L) and provide the information previously included as adjustment (L) as a general explanatory note to the reader regarding our Unaudited Pro Forma Condensed Combined Financial Statements.

Business

Segments, page 73

5.

We note your response to comment 17 in our letter dated July 26, 2011; however your specific ownership interests remain unclear from the revised disclosure. Please expand as previously requested to discuss your “direct and indirect ownership interest” in greater detail and also discuss your leasing arrangements in greater

Ms. Sonia Gupta Barros

September 30, 2011

detail and, to the extent material, file such agreements as exhibits to your filing. Refer to Item 14 of Form S-11 as a guide.

Response:

We have expanded our disclosure on our direct and indirect ownership interests in our real estate and related assets in “Business—Segments.”

We have also revised our disclosure in “Business—Segments” to include a cross-reference to Footnote No. 10, “Contingencies and Commitments,” of the Notes to our annual Combined Financial Statements. Golf land lease obligations are disclosed in Footnote No. 10, and the other leases discussed in the “Business—Segments” are a component of other operating leases disclosed in Footnote No. 10. We considered adding further disclosure related to the property at our resorts that we lease from third parties and determined that it was not needed based on the insignificance of our future obligations under these leases, which, on an aggregate basis, are less than $1 million each year for 2011, 2012, 2013, 2014 and 2015 and less than $1 million thereafter.

We do not currently have any leasing agreements that we consider to be material, and we therefore have not filed any such agreements with the Form 10. We confirm that if we enter into material leasing agreements in the future that are required to be filed as exhibits, we will file them as required by the applicable rules of the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 81

6.	We note your expanded disclosure under the Inventory and Development Activities subheading. Please update your disclosure in the overview to approximate the percentage of your current holdings classified as “excess Luxury inventory.” Briefly explain whether you have identified all properties deemed within the class, or whether your holdings are subject to further adjustment.

Response:

We have revised our disclosure as requested in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview” and in “Business—Inventory and Development Activities.”

Ms. Sonia Gupta Barros

September 30, 2011

Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA, page 97

7.	Please tell us why you believe that it is appropriate to reconcile both EBITDA and Adjusted EBITDA to net income (loss) attributable to MVW as opposed to net income.

Response:

We have revised the reconciliations to reconcile our Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA to Net Income (Loss).

Financing, page 84

8.	We note your response to comments 21, 25 and 29 in our letter dated July 26, 2011 and will continue to monitor for a discussion of covenants/provisions, if any, regarding cross-defaults and other updates of the terms.

Response:

We have updated our disclosure in “Description of Material Indebtedness and Other Financing Arrangements” to include additional known material terms of our credit facilities, including provisions regarding cross-defaults.

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses, page 136

9.	We have considered your response to comment 26; however, it remains unclear from your revisions how the customer satisfaction metrics are derived from the survey and how such results were measured against the stated pre-established targets. Please revise as previously requested and provide separate disclosure for each of your NEOs.

Response:

We have revised our disclosure to identify the survey results that were evaluated for each NEO. The actual percentage payout for each NEO compared with target is reported in the chart preceding the description of the annual bonus performance criteria, following the second paragraph under the heading “Annual Bonuses.” As stated in our prior response to comment 26, these surveys evaluate customer satisfaction through a variety

Ms. Sonia Gupta Barros

September 30, 2011

of questions; the number of questions depends on which survey is being used (Resort Operations Satisfaction, Sales and Marketing Satisfaction or Owner Services Satisfaction) and also varies based on the respondents’ answers, since the response to one question can result in other questions being asked or not asked. As reflected in the discussion in the information statement, the surveys were developed by Marriott International. Although survey results are expressed as a numerical result, the process is designed to measure whether customer satisfaction met expectations or was above or below expectations. Because the surveys are proprietary and unique to Marriott Vacations Worldwide, further information about the scoring system would not be meaningful to investors. Accordingly, we respectfully note that additional disclosure regarding the numerical results will not provide investors with any additional understanding beyond the disclosure indicating whether customer satisfaction was below, at or above target. However, to provide greater context to the Marriott Vacations Worldwide performance survey results, we have provided additional information to indicate that the target level of customer satisfaction for 2010 bonuses was set at a level above the prior year’s target and actual results, and that the survey results indicated increased customer satisfaction, although the increase was below target, resulting in a payout that was above threshold (at least 95% of target for Marriott Vacations Worldwide surveys) and below target, as indicated in the chart appearing in the Compensation Discussion & Analysis.

Description of Material Indebtedness and Other Financing Arrangements

Description of Material Indebtedness and Other Financial Arrangements, page 165

Warehouse Credit Facility, page 166

4.	We note your response to prior comment 25. Please ensure that all material terms currently known are included in such description. For example, we note your disclosure regarding the Warehouse Credit Facility within your pro forma condensed combined financial statements noting that borrowings under such facility are limited to eligible notes receivable at any point in time.

Response:

We confirm that we will ensure that the material terms of the credit facilities and the mandatorily redeemable preferred stock are included in our disclosure. We have revised our disclosure in “Description of Material Indebtedness and Other Financial Arrangements” to include additional known details regarding the terms of the Warehouse Credit Facility and Corporate Revolving Credit Facility. We are currently negotiating the terms of Revolving Corporate Credit Facility and the mandatorily redeemable preferred stock, and we will continue to update our disclosure as terms of the Revolving Corporate Credit Facility and the mandatorily redeemable preferred stock are finalized.

Ms. Sonia Gupta Barros

September 30, 2011

Vacation Ownership Loan Securitization Program, page 166

10.	We note your general discussion of retained interests in debt securities issued pursuant to your loan securitization program. Please explain how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption that you intend to rely on and how your investment strategy will support that exemption. We will refer your response to the Division of Investment Management for further review. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

Response:

A copy of our letter to the staff of the Division of Investment Management regarding our exemption from registration under the Investment Company Act of 1940 is attached to this letter.

Audited Combined Financial Statements

Combined Statements of Operations, page F-3

11.	We note your response to prior comment 31. Given that financing revenues appear to be a significant portion of your operating revenues and the intended usage of your warehouse credit facility, it would appear that financing revenues will continue to have a significant impact on your revenues. Therefore, please classify interest expense related to your securitization activity as an operating expense within your combined statements of operations.

Response:

We have reviewed the requirements of Regulation S-X Article 5.03, and we have updated our disclosure to eliminate the subtotal of operating income and to revise the presentation of interest expense to include interest expense within total expenses.

Unaudited Interim Combined Financial Statements

Notes to Interim Combined Financial Statements

3. Notes Receivable, page F-60

12.	We note your response to prior comment 35. Please disclose the estimated average remaining default rates for the securitized and non-securitized notes receivable separately for each reporting period.

Ms. Sonia Gupta Barros

September 30, 2011

Response:

We acknowledge your request that we disclose the estimated average remaining default rates for the securitized and non-securitized notes receivable separately for each period. However, such information is not available because we do not distinguish between non-securitized notes receivable and securitized notes receivable within our pools of receivables because the characteristics of the notes receivable are not impacted by securitization. In order to provide more information about our accounting policies, we have expanded our disclosure in “Loan Loss Reserves—Vacation Ownership Notes Receivable” in Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements to explain that we do not distinguish between non-securitized notes receivable and securitized notes receivable because the characteristics of the notes receivable are not impacted by securitization.

* * * * *

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form 10-12B (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10, please direct them to me at 407-513-6895. Facsimile transmissions may be sent to 407-513-6680.

Sincerely,

/s/ James H Hunter
James H Hunter, IV Senior Vice President & General Counsel

Attachments

cc: Stephen P. Weisz, President and Chief Executive Officer

Marriott Vacations Worldwide Corporation

September 30, 2011

VIA EDGAR AND HAND DELIVERY

Ms. Rochelle Plesset, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Marriott Vacations Worldwide Corporation
Amendment No. 1 to Registration Statement on Form 10-12B
Filed September 9, 2011
File No. 001-35219

Dear Ms. Plesset:

On September 9, 2011, Marriott Vacations Worldwide Corporation (the “Company,” “Marriott Vacations Worldwide,” “we” or “us”) filed Amendment No. 1 to its Registration Statement on Form 10-12B (the “Form 10”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On September 22, 2011, the Staff of the Division of Corporation Finance provided us with a comment letter on that Form 10. For you convenience, a copy of that letter is attached. We also attach a copy of the Form 10, as revised in light of the Staff’s comment letter.

Comment 10 of the comment letter states, in relevant part:

We note your general discussion of retained interests in debt securities issued pursuant to your loan securitization program. Please explain how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption that you intend to rely on and how your investment strategy will support that exemption.

The comment letter also asks us to address our response to this comment directly to you. This letter is the Company’s response to comment 10.

The Company intends to operate its business in a manner that will avoid it becoming an investment company under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). As you know, Section 3(a)(1)(A) of the 1940 Act defines as an investment company a company that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” As discussed in the Company’s Form 10, the Company is engaged in the business of, and holds itself out as being engaged in the business of, developing, marketing, selling and managing vacation ownership resorts and vacation club, destination club and exchange programs, principally under

Ms. Rochelle Plesset, Esq.

September 30, 2011

the “Marriott” and “Ritz-Carlton” brands and trademarks. As a result, the Company is not an investment company under Section 3(a)(1)(A) of the 1940 Act.

The Company does not issue or propose to issue face-amount certificates of the installment type, and has no such certificates outstanding, and therefore is not an investment company as defined in Section 3(a)(1)(B) of the 1940 Act.

The Company also is not an investment company under Section 3(a)(1)(C) of the 1940 Act, and intends to operate its business so as to not become an investment company under that Section. Section 3(a)(1)(C) provides that a company is an investment company if it “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

As previously discussed, the Company proposes to engage in the business of developing, marketing, selling and managing vacation ownership resorts and related properties, and therefore does not meet the first test in Section 3(a)(1)(C) – i.e., it is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities.

The Company also does not and will not come within the second portion of the Section 3(a)(1)(C) test – that is, it does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets, exclusive of Government securities and cash items, on an unconsolidated basis. The only significant assets held by the Company in its ordinary course of business that could be considered to be “investment securities” are its retained interests in debt securities issued pursuant to its loan securitization program. Pursuant to this program, the Company makes mortgage loans to purchasers of vacation properties. The Company then securitizes those loans, and holds the residual interests in the securitized loan vehicle. The value of the retained interests is well less than ten percent of the value of the Company’s total assets, exclusive of Government securities and cash items, on an unconsolidated basis.

We do not believe that the Company’s retained interests in mortgage loans it originated are securities or investment securities in the Company’s hands. But, even if the Company treats the retained interests as investment securities for purposes of Section 3(a)(1)(C), the Company still would not violate the 40% test in that Section. In this regard, we note that:

(i) the value of the residual interests shown on the Company’s balance sheet is the gross value of the assets held in the securitization vehicle, rather than the net – or fair – value of the residual interests. Stated differently, GAAP requires the Company to consolidate the securitization vehicles causing the full amount of the securities notes receivable and related debt to be recorded in the Company’s financial statements. On a fair value basis, the value of the Company’s residual interests as of June 17, 2011 is approximately $138

Ms. Rochelle Plesset, Esq.

September 30, 2011

million, rather than the $1.188 billion shown on the balance sheet on page F-54 of the Form 10.

(ii) the residual interests are held by wholly owned single-purpose subsidiaries of the Company, which have no other material assets or liabilities, and under Section 3(a)(1)(C) and Section 2(a)(41) (defining the term “value”), the Company’s board of directors is required to determine the fair value of those subsidiaries. In determining such value, the Company’s board appropriately uses the fair value of the residual interests (e.g., the $138 million figure) rather than the grossed up value (e.g., the $1.188 billion) figure.

The vast bulk of the non-cash total assets of the Company, when valued in accordance with Sections 2(a)(41) and 3(a)(1)(C) of the 1940 Act, is comprised of vacation and related properties (inventory), and property and equipment for use in the Company’s business. These and other non-security assets comprise, and are expected to continue to comprise, well in excess of 60% of the Company’s non-cash total assets. As a result, the Company is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

We note that the Company believes it also could rely on the exception from being an investment company under Section 3(c)(5)(C) of the 1940 Act. We note two important points in this regard: (1) as previously discussed, the bulk of the Company’s assets are in the form of real property and related assets; and (2) the fair value of the Company’s retained interests in the securitization vehicles is well under 20% of its total assets, and we understand that a number of REITs have been permitted to treat retained interests as qualifying assets under Section 3(c)(5)(C) if the value of those retained interests is under 20% of the REITs total assets.

Thank you for your time and consideration of this letter. If you have any questions, or would like further information, please feel free to call me at 407-513-6895. Facsimile transmissions may be sent to 407-513-6680.

Sincerely,

/s/ James H Hunter
James H Hunter, IV Senior Vice President & General Counsel

Attachments

cc:	Stephen P. Weisz, President and Chief Executive Officer
Sonia Gupta Barros, Esq., U.S. Securities and Exchange Commission
Robert H. Rosenblum, Esq., K&L Gates, LLP